July 25, 2024	Shannon McNulty
404-504-7735
smcnulty@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RealtyMogul Income REIT, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed April 9, 2024
File No. 024-11877

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Income REIT, LLC (File No. 024-11877) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 30, 2024 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A (the “Previous Filing”) filed with the Commission on April 9, 2024 in connection with its offering of common shares pursuant to Regulation A (the “Offering”). The Company previously responded to certain comments in the Comment Letter on May 16, 2024, which response included a concurrent filing of Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A (the “Amended Filing”), which included changes in response to the Staff’s comments and other updates necessitated by the passage of time. The Company responded further to the Comment Letter on June 7, 2024. In connection with this response, the Company is concurrently filing Post-Qualification Amendment No. 5 to the Offering Statement (the “Second Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Previous Filing, and page references in the responses refer to the Second Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Second Amended Filing.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham • Savannah

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

July 25, 2024

Plan of Distribution, page 144

Comment No. 1: We note your response to prior comment 5. We are still considering your disclosure regarding the automatic investment program.

Response: The Company respectfully submits that it will be suspending its automatic investment program for an indefinite period of time. Accordingly, references to the automatic investment program have been removed from the Second Amended Filing.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7735.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Shannon McNulty
Shannon McNulty

cc: Jilliene Helman